DSPG Letterhead

June 22, 2011

By Edgar Transmission

Brian Cascio

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DSP Group, Inc.
Commission File No. 000-23006
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011

Dear Mr. Cascio:

In connection with the follow-up letter dated June 9, 2011 (the “Follow-Up Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual report, DSP Group, Inc., a Delaware corporation (the “Company”), is providing you with the following additional information and comments in response to the Follow-Up Comment Letter.

The relevant text of the Follow-Up Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Follow-Up Comment Letter.

Form 10-K for the year ending December 31, 2010

Item 8. Financial Statements

Note 9, Pension Liabilities, page 73

1.	We note your response to our previous comment 6. Please more fully explain the aspects of FASB Codification Topic 715 you relied upon in reaching your accounting determination. For instance, if you have accounted for the “outsourcing” under the guidance related to annuity contracts, please explain. Please also explain any contingencies related to the arrangement, such as might arise from a default by the outside party.

Brian Cascio

Securities and Exchange Commission

June 22, 2011

Page Two

Response: The Company supplementally advises the Staff that as noted in the prior response letter, the Company outsourced its pension obligation in Germany relating to the unvested pension claims (i.e., future obligations that will result from future service periods) of its German employees to an external insurance company (“Nuremberger Versicherung”) in the fourth quarter of 2010. Specifically, from and after the outsourcing date, the Company is required to pay monthly premiums to Nuremberger Versicherung and in return the pension benefits currently being earned by the German employees are covered by the Company’s arrangement with Nuremberger Versicherung. The Company believes that the outsourcing arrangement meets the requirements of a non-participating annuity contract in accordance with the guidance in ASC Paragraph 715-30-20 since the premiums to be paid to Nuremberger Versicherung are fixed and the Company does not participate in the investment performance of Nuremberger Versicherung. The Company legally is released from its obligations to the German employees once the premiums are paid, and it is no longer subject to any of the risks and rewards associated with the benefit obligations covered and the plan assets transferred to Nuremberger Versicherung. From and after the outsourcing date, Nuremberger Versicherung is required to pay future pension claims of the Company’s German employees. Furthermore, Nuremberger Versicherung is not a captive insurer, and there is no reasonable doubt that it will fail to meet its obligations under the outsourcing arrangement, even in the event of an insolvency, because Nuremberger Versicherung has been required by German law since 2004 to participate in a contingency reserve administered by the finance department of the German government through the payment of premiums into the contingency reserve. Should Nuremberger Versicherung become insolvent or otherwise default on the outsourcing arrangement with the Company, the finance department of the German government will ensure the continuation of the outsourcing arrangement and the payment of the future pension claims of the Company’s German employees through the contingency reserve. Therefore, the Company does not believe there are any contingencies related to the outsourcing arrangement. Since the arrangement with Nuremberger Versicherung meets the requirements of a nonparticipating annuity contract, the Company treats the costs of the outsourcing arrangement as the costs of the benefits currently being earned in accordance with ASC Paragraph 715-30-25-7.

Form 8-K dated April 28, 2011

2.	We note your response to our previous comment 14. Please clarify whether you intent to continue presenting the Consolidated Statements of Operations (Non-GAAP) in future earnings releases. If so, tell us why you believe that format is appropriate under the guidance from Compliance and Disclosure interpretation 102. 10.

Brian Cascio

Securities and Exchange Commission

June 22, 2011

Page Three

Response: The Company supplementally advises the Staff that in consideration of the Compliance and Disclosure interpretation 102.10, it will not continue to present a full Consolidated Statements of Operations in non-GAAP. In lieu thereof, to the extent the Company intends to present non-GAAP financial measures, it will only present a reconciliation of the GAAP to non-GAAP financial measures. For example, in the reconciliation, the Company may set forth the amount of non-cash equity compensation expense included in various line items of the Consolidated Statements of Operations, including General and Administrative, Research and Development and Sales and Marketing, as well as the impact of such expense on the earnings per share.

****

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 011-972-99529699 or Jaclyn Liu, counsel to the Company at 415-268-6722.

Very truly yours,

/s/ Dror Levy

Dror Levy

Chief Financial Officer

cc:	Bruce Mann, Esq., Morrison & Foerster LLP
Jaclyn Liu, Esq., Morrison & Foerster LLP